UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial

information at June 30, 2017

and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo – SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended June 30, 2017, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month period then ended, the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, July 21, 2017.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant – CRC-1SP166001/O-3

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais

	June 30, 2017	December 31, 2016
Assets

Current
Cash and cash equivalents (Note 7)	3,095,793	2,660,073
Marketable securities (Note 8)	2,876,271	2,033,159
Derivative financial instruments (Note 9)	210,340	256,723
Trade accounts receivable, net (Note 10)	612,041	634,987
Inventory (Note 11)	1,834,498	1,638,014
Recoverable taxes (Note 12)	345,701	144,182
Other assets	127,236	149,718

	9,101,880	7,516,856

Non-current
Marketable securities (Note 8)	161,508	5,688
Derivative financial instruments (Note 9)	302,981	242,323
Related parties receivables (Note 14)	9,925	9,777
Recoverable taxes (Note 12)	1,721,069	1,717,901
Advances to suppliers	657,084	664,381
Judicial deposits	218,297	198,657
Deferred taxes (Note 13)	1,246,098	1,210,541
Assets held for sale (Note 1(b))		598,257
Other assets	108,834	111,032

Investments (Note 15)	133,008	130,388
Biological assets (Note 16)	4,242,216	4,351,641
Property, plant and equipment (Note 17)	14,368,990	13,107,192
Intangible assets (Note 18)	4,567,109	4,575,694

	27,737,119	26,923,472

Total assets	36,838,999	34,440,328

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais	(continued)

	June 30, 2017	December 31, 2016
Liabilities and shareholders’ equity

Current
Loans and financing (Note 19)	1,579,659	1,138,287
Derivative financial instruments (Note 9)	189,824	245,839
Trade payables (Note 20)	2,471,357	1,866,831
Payroll, profit sharing and related charges	141,902	168,056
Taxes payable	93,395	85,573
Dividends payable	1,956	396,785
Other payables	126,410	121,750

	4,604,503	4,023,121

Non-current
Loans and financing (Note 19)	17,208,435	15,014,224
Derivative financial instruments (Note 9)	273,336	234,795
Deferred taxes (Note 13)	386,497	409,266
Provision for legal proceeds (Note 21)	213,758	189,892
Liabilities related to the assets held for sale (Note 1(b))		477,000
Other payables	278,777	274,350

	18,360,803	16,599,527

Total liabilities	22,965,306	20,622,648

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	13,028	11,350
Treasury shares	(27,423)	(10,378)
Other reserves	1,601,107	1,599,640
Statutory reserves	2,421,456	2,421,456
Retained earnings	64,653

Equity attributable to shareholders of the Company	13,801,827	13,751,074

Equity attributable to non-controlling interests	71,866	66,606

Total shareholders’ equity	13,873,693	13,817,680

Total liabilities and shareholders’ equity	36,838,999	34,440,328

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the earnings per share

	Second quarter		Semester ended
	April 1 to June 30, 2017	April 1 to June 30, 2016	June 30, 2017	June 30, 2016

Revenues (Note 23)	2,774,858	2,386,405	4,848,875	4,781,164
Cost of sales (Note 25)	(2,047,302)	(1,747,243)	(3,780,740)	(3,167,071)

Gross profit	727,556	639,162	1,068,135	1,614,093

Selling expenses (Note 25)	(131,404)	(121,042)	(236,887)	(230,979)
General and administrative (Note 25)	(68,087)	(68,847)	(126,652)	(133,222)
Equity in results of joint-venture	141	(283)	50	(789)
Other operating income and expense, net (Note 25)	(242,043)	(138,238)	(188,677)	(148,280)

	(441,393)	(328,410)	(552,166)	(513,270)

Income before financial income and expenses	286,163	310,752	515,969	1,100,823

Financial income (Note 24)	115,840	44,709	230,823	100,984
Financial expenses (Note 24)	(273,534)	(153,298)	(548,315)	(323,346)
Result of derivative financial instruments, net (Note 24)	(180,352)	432,423	106,781	714,826
Foreign exchange loss and indexation charges, net (Note 24)	(450,923)	771,457	(247,050)	1,524,394

	(788,969)	1,095,291	(457,761)	2,016,858

Income (loss) before income taxes	(502,806)	1,406,043	58,208	3,117,681

Income taxes
Current (Note 13)	(27,960)	19,803	(47,548)	(22,311)
Deferred (Note 13)	271,682	(680,390)	59,253	(1,371,902)

Net income (loss) for the period	(259,084)	745,456	69,913	1,723,468

Attributable to
Shareholders of the Company	(261,999)	743,200	64,653	1,718,466

Non-controlling interest	2,915	2,256	5,260	5,002

Net income (loss) for the period	(259,084)	745,456	69,913	1,723,468

Basic earnings (loss) per share (in Reais) (Note 26(a))	(0.47)	1.34	0.12	3.10

Diluted earnings (loss) per share (in Reais) (Note 26(b))	(0.47)	1.34	0.12	3.10

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais

	Second quarter		Semester ended
	April 1 to June 30, 2017	April 1 to June 30, 2016	June 30, 2017	June 30, 2016

Net income (loss) for the period	(259,084)	745,456	69,913	1,723,468

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	4,478	(11,182)	1,573	(22,262)
Tax effect thereon	(1,523)	3,802	(535)	7,569
Foreign exchange effect on available-for-sale financial assets — CelluForce	901		650
Tax effect thereon	(306)		(221)

Total other comprehensive income (loss) for the period, net of taxes	3,550	(7,380)	1,467	(14,693)

Total comprehensive income (loss) for the period, net of taxes	(255,534)	738,076	71,380	1,708,775

Attributable to
Shareholders of the Company	(258,449)	735,820	66,120	1,703,773
Non-controlling interest	2,915	2,256	5,260	5,002

	(255,534)	738,076	71,380	1,708,775

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings	Total	Non- controlling interest	Total

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,718,466	1,718,466	5,002	1,723,468
Other comprehensive loss					(14,693)					(14,693)		(14,693)
					(14,693)				1,718,466	1,703,773	5,002	1,708,775
Transactions with shareholders
Dividends distributed								(218,731)		(218,731)		(218,731)
Stock option program			(6,440)							(6,440)		(6,440)
Additional dividends declared - non-controlling interest - Portocel											(3,032)	(3,032)

As at June 30, 2016	9,740,777	(11,771)	9,034	(10,378)	1,625,208	328,689	830,945		1,718,466	14,230,970	64,922	14,295,892

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

Net income									64,653	64,653	5,260	69,913
Other comprehensive income					1,467					1,467		1,467
					1,467				64,653	66,120	5,260	71,380
Transactions with shareholders
Repurchase of shares (Note 22)				(17,045)						(17,045)		(17,045)
Stock option program			1,678							1,678		1,678

As at June 30, 2017	9,740,777	(11,771)	13,028	(27,423)	1,601,107	411,432	2,010,024		64,653	13,801,827	71,866	13,873,693

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	June 30, 2017	June 30, 2016

Income before income taxes	58,208	3,117,681

Adjusted by
Depreciation, depletion and amortization	956,304	891,655
Depletion of timber resources from forestry partnership programs	23,771	26,844
Foreign exchange (gains) losses, net	247,050	(1,524,394)
Change in fair value of derivative financial instruments	(106,781)	(714,826)
Equity in results of joint-venture	(50)	789
Loss on disposal of property, plant and equipment and biological assets, net	13,948	11,881
Gain on sale of investment - Losango Project (Note 1(b))	(61,648)
Interest and gain/losses from marketable securities	(154,311)	(56,776)
Interest expense	454,759	251,970
Change in fair value of biological assets	223,201	108,014
Impairment of recoverable taxes - ICMS, net	45,244	41,688
Tax credits	(2,367)
Stock option program	1,678	(6,440)
Amortization of transaction costs and other	18,309	8,996

Decrease (increase) in assets
Trade accounts receivable	44,036	81,394
Inventory	(48,511)	(110,514)
Recoverable taxes	(247,477)	295,292
Other assets/advances to suppliers	(6,893)	(6,288)

Increase (decrease) in liabilities
Trade payables	555,970	291,867
Taxes payable	(20,531)	(460,001)
Payroll, profit sharing and related charges	(26,154)	(45,191)
Other payables	5,305	18,229

Cash provided by operating activities	1,973,060	2,221,870

Interest received	135,256	76,315
Interest paid	(441,936)	(266,428)
Income taxes paid	(18,194)	(24,052)

Net cash provided by operating activities	1,648,186	2,007,705

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(2,387,597)	(2,738,684)
Advances for acquisition of timber from forestry partnership program	(14,587)	(40,415)
Proceeds from sale of investment - Losango Project	201,999
Marketable securities, net	(979,877)	(865,695)
Capital increase on joint-venture		(2,620)
Proceeds from sale of property, plant and equipment	14,548	5,963
Derivative transactions settled (Note 9(c))	75,032	(104,201)

Net cash used in investing activities	(3,090,482)	(3,745,652)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
In thousands of Reais	(continued)

	June 30, 2017	June 30, 2016

Cash flows from financing activities
Borrowings	2,639,677	3,479,917
Repayments of principal	(366,026)	(1,718,380)
Repurchase of shares (Note 22)	(17,045)
Dividends paid	(394,829)	(303,917)
Others	2,872	(2,582)

Net cash provided by financing activities	1,864,649	1,455,038

Effect of exchange rate changes on cash and cash equivalents	13,367	(129,407)

Net increase in cash and cash equivalents	435,720	(412,316)

Cash and cash equivalents at beginning of period	2,660,073	1,077,651

Cash and cash equivalents at end of period	3,095,793	665,335

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive office are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)). As from the first quarter of 2018, is expected the startup of the Terminal Macuco located in the port of Santos, State of São Paulo, as the concession contract signed in 2016.

(b)                                Losango project

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$615 million.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s quotas (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s quotas (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (“Conselho de Defesa Nacional - CDN”).

Then, the Company received, also on March 31, 2017, R$ 201,999, being: (i) R$ 50,000 in cash and (ii) R$ 151,999 through a credit in an escrow account (Note 8) which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below. See Note 8 for further details.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

The remaining 51% of the Losango-RS’ quotas will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (“Instituto Nacional de Colonização e Reforma Agrária - INCRA”) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accountant perspective, once it does not meet the definition of business as established by the existing accountant standards and, for this reason, we do not present any corresponding value in our accounting balances.

As per the result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the statement of profit or loss (Note 25), as following:

	Proceeds from sale (*)	678,999
(-)	Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-)	Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=)	Gain on sale before income tax and social contribution	61,648

(-)	Income tax and social contribution expense - 34%	(20,960)

(=)	Gain on sale, net of income tax and social contribution	40,688

(*)    The amount was received as follows: payments in advance of R$ 470,000 and R$ 7,000 in December 2012 and November 2014, respectively and, the transfer of R$ 201,999 in March 2017, as abovementioned.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The construction of Horizonte 2 Project has already started and consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion (R$ 7.5 billion). The startup of the line is projected for September 2017, and the physical execution is approximately 96% concluded.

The Project is being financed from the Company’s operating cash flows and financing agreements negotiated with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2016, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The unaudited consolidated interim financial information were approved by the Board of Directors on July 21, 2017.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the six-month period ended June 30, 2017, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

The Company is currently assessing the changes introduced by the standard and does not expect significant impacts.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.

The Company´s evaluation of all the impacts of the new standard is in progress. Our preliminary assessment regarding the impacts on the measurement and timing for the revenue recognition from our contracts with customers indicates no significant impact. We are still evaluating other aspects of the standard application in order to conclude our analysis.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2016 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2017
Loans and financing	2,309,677	5,744,657	7,752,392	5,732,600
Derivative financial instruments	163,590	172,634	102,746	74,836
Trade and other payables	2,597,767	50,845	38,034	18,936

	5,071,034	5,968,136	7,893,172	5,826,372

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

4.2                              Foreign exchange risk

	June 30, 2017	December 31, 2016

Assets in foreign currency
Cash and cash equivalents	2,613,031	1,338,037
Trade accounts receivable (Note 10)	491,724	526,404

	3,104,755	1,864,441

Liabilities in foreign currency
Loans and financing (Note 19)	11,353,517	9,037,588
Trade payables (Note 20)	1,370,010	1,016,501
Derivative financial instruments (Note 9(a))	198,367	129,309

	12,921,894	10,183,398

Liability exposure	9,817,139	8,318,957

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.3082). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	1,061,587	2,830,497
Loans and financing	2,702,512	5,405,023
Cash and cash equivalents	650,367	1,300,735

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at June 30, 2017. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

	Impact of increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	1,758	2,735
Currency basket	1,816	3,472
TJLP	1,162	3,929
Interbank Deposit Certificate (CDI)	5,739	11,360
IPCA	5	9

Derivative financial instruments
LIBOR	7,797	15,597
TJLP	56	114
Interbank Deposit Certificate (CDI)	123,314	231,883
IPCA	45,368	90,867

Financial investments (a)
Interbank Deposit Certificate (CDI)	243	483

(a)    Only financial investments indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at June 30, 2017. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	108,865	223,876

6                                        Fair value estimates

In the six-month period ended June 30, 2017, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2016. There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		513,321		513,321
Warrant to acquire Ensyn’s shares (Note 15)			10,222	10,222
Marketable securities (Note 8)	1,695,104	1,330,904		3,026,008

Available for sale financial assets
Other investments — Ensyn (Note 15)			105,962	105,962
Other investments — CelluForce (Note 15)			13,507	13,507

Biological asset (Note 16)			4,242,216	4,242,216

Total assets	1,695,104	1,844,225	4,371,907	7,911,236

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(463,160)		(463,160)

Total liabilities		(463,160)		(463,160)

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 15)			9,875	9,875
Marketable securities (Note 8)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments — Ensyn (Note 15)			104,389	104,389
Other investments — CelluForce (Note 15)			12,857	12,857

Biological asset (Note 16)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	June 30, 2017	December 31, 2016

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		350,073	339,412
Bonds - Fibria Overseas		4,446,515	1,965,237
Estimated based on discounted cash flow
In foreign currency
BNDES — Currency basket	Brazilian interbank rate (DI)	507,886	506,779
Finnvera	LIBOR USD	1,226,101	1,107,075
Export credits (Pre-payments)	LIBOR USD	4,941,900	5,095,285
In local currency
BNDES — TJLP	Brazilian interbank rate (DI)	1,582,521	1,424,974
BNDES — Fixed rate	Brazilian interbank rate (DI)	93,714	106,128
BNDES — Selic	Brazilian interbank rate (DI)	238,678	164,368
Banco do Nordeste (BNB)	Brazilian interbank rate (DI)	104,216	105,734
CRA	Brazilian interbank rate (DI)	3,826,030	3,786,581
FINAME	Brazilian interbank rate (DI)	1,150	2,130
NCE in Reais	Brazilian interbank rate (DI)	689,392	672,653
FCO, FDCO and FINEP	Brazilian interbank rate (DI)	505,024	380.387

		18,513,200	15,656,743

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the future value of both the asset and liability components are estimated through the forecasted cash flows using the observed market interest rate for the currency in which the swap

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

is denominated, considering both of Fibria’s and the counterpart’s credit risk. For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP x Pre) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value on June 30, 2017 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	10.03	1M	1.35	1M	(1.66)
6M	8.95	6M	1.37	6M	1.56
1Y	8.77	1Y	1.45	1Y	2.03
2Y	9.23	2Y	1.62	2Y	2.54
3Y	9.85	3Y	1.76	3Y	2.96
5Y	10.45	5Y	1.97	5Y	3.78
10Y	10.90	10Y	2.31	10Y	4.63

7                                        Cash and cash equivalents

	Average yield p.a. - %	June 30, 2017	December 31, 2016

Cash and banks (i)	1.36	1,987,455	2,019,923
Fixed-term deposits
Local currency	101.36 of CDI	479,074	64,087
Foreign currency (ii)	1.55	629,264	576,063

		3,095,793	2,660,073

(i) Includes balances of remunerated accounts from our foreign subsidiaries.

(ii) Mainly Time Deposit as at June 30, 2017 and Overnight as at December 31, 2016, both maturing within 90 days.

The increase of R$ 435,720 in the six-month period ended June 30, 2017 refers, mainly, to the cash generated in our activities and to the funds raised in the period, as detailed in Note 19, partially offset by the disbursement for the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

8                                        Marketable securities

	Average yield p.a.- %	June 30, 2017	December 31, 2016

In local currency
Brazilian Federal provision fund	47 of CDI	287	54
Brazilian Federal Government securities
At fair value through profit and loss	105.40 of CDI	1,694,817	170,693
Held to maturity (i)	6	11,771	11,432
Private securities (repurchase agreements)	101.02 of CDI	1,175,084	1,856,668
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	155,820

Marketable securities		3,037,779	2,038,847

Current		2,876,271	2,033,159

Non-Current		161,508	5,688

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)     The value will be held in the escrow account and shall be released after the obtainment of the remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 998,932 in the six-month period ended June 30, 2017 refers, mainly, to the funds raised in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero Cost Collar	2,741,000	1,760,000	135,564	268,443

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	522,400	590,257	1,256	(1,832)
Swap IPCA x CDI (notional in Reais)	843,845	843,845	48,244	19,861

Hedges of foreign currency
Swap DI x US$ (USD)	309,511	315,686	(253,336)	(259,021)
Swap TJLP x US$ (USD)	10,153	36,240	(17,331)	(58,188)
Swap Pre x US$ (USD)	67,313	81,867	(64,520)	(78,711)

			(150,123)	(109,448)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	790,876	813,154	200,284	127,860

			50,161	18,412

Classified
In current assets			210,340	256,723
In non-current assets			302,981	242,323
In current liabilities			(189,824)	(245,839)
In non-current liabilities			(273,336)	(234,795)

			50,161	18,412

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	522,400	590,257	1,705,591	1,868,111
Real CDI to USD	R$	604,235	616,099	1,050,908	1,027,838
Real TJLP to USD	R$	16,067	59,265	16,347	59,142
Real Pre to USD	R$	149,568	177,633	137,655	155,624
IPCA to CDI	R$	843,845	843,845	910,802	867,675
Liability
LIBOR to fixed	US$	522,400	590,257	(1,704,335)	(1,869,943)
Real CDI to USD	US$	309,511	315,686	(1,304,244)	(1,286,859)
Real TJLP to USD	US$	10,153	36,240	(33,678)	(117,330)
Real Pre to USD	US$	67,313	81,867	(202,175)	(234,335)
IPCA to CDI	US$	843,845	843,845	(862,558)	(847,814)

Total of swap contracts				(285,687)	(377,891)

Options - Cash flow hedge
Zero cost collar	US$	2,741,000	1,760,000	135,564	268,443

				(150,123)	(109,448)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

Operational hedge
Cash flow hedge of exports	135,564	268,443	144,101	38,576
Hedge of debts
Hedge of interest rates	49,500	18,029	(20,159)	(17,446)
Hedge of foreign currency	(335,187)	(395,920)	(48,910)	(166,576)

	(150,123)	(109,448)	75,032	(145,446)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

	June 30, 2017	December 31, 2016

2017	(29,060)	7,609
2018	(67,038)	(58,385)
2019	(21,103)	(28,615)
2020	(25,025)	(29,514)
2021	1,815	14,237
2022	16,984	(5,451)
2023	(26,696)	(9,329)

	(150,123)	(109,448)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at June 30, 2017 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10                                 Trade accounts receivable

	June 30, 2017	December 31, 2016

Domestic customers	126,750	115,266
Export customers	491,724	526,404

	618,474	641,670

Allowance for doubtful accounts	(6,433)	(6,683)

	612,041	634,987

In the six-month period ended June 30, 2017, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 2,379,362 (R$ 1,812,105 at December 31, 2016), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet upon the completion of the factoring transactions.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	June 30, 2017	December 31, 2016

Finished goods at plants/warehouses
Brazil	236,093	216,877
Abroad	839,825	729,973
Work in progress	21,879	20,150
Raw materials	560,857	507,020
Supplies(*)	162,387	158,083
Imports in transit	13,457	5,911

	1,834,498	1,638,014

(*)    Net of R$ 11,455 as at June 30, 2017 and December 31, 2016 related to the provision for obsolescence of the inventory for maintenance.

12                                 Recoverable taxes

	June 30, 2017	December 31, 2016

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,133,079	988,113
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	1,123,176	1,077,366
Tax on industrialized goods (IPI)	9,067	7,212
Credit related to Reintegra Program	138,144	87,434
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	769,999	764,253
Provision for the impairment of ICMS credits	(1,106,695)	(1,062,295)

	2,066,770	1,862,083

Current	345,701	144,182

Non-current	1,721,069	1,717,901

During the six-month period ended June 30, 2017, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	June 30, 2017	December 31, 2016

Tax loss carryforwards (i)	485,518	272,134
Provision for legal proceeds	139,602	138,367
Sundry provisions (impairment, operational and other)	593,027	567,269
Results of derivative contracts - payable on a cash basis for tax purposes	(17,055)	(6,260)
Exchange losses (net) - payable on a cash basis for tax purposes	1,426,075	1,411,652
Tax amortization of the assets acquired in the business combination - Aracruz	96,739	97,466
Actuarial gains on medical assistance plan (SEPACO)	17,148	17,148
Provision for tax on investments in foreign-domiciled subsidiaries	(565,606)	(414,336)
Tax accelerated depreciation	(26,193)	(22,977)
Reforestation costs already deducted for tax purposes	(511,431)	(474,324)
Fair values of biological assets	15,539	(70,848)
Transaction costs and capitalized financing costs	(114,791)	(80,341)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(670,940)	(626,210)
Other provisions	(8,031)	(7,465)

Total deferred taxes, net	859,601	801,275

Deferred taxes - asset (net by entity)	1,246,098	1,210,541

Deferred taxes - liability (net by entity)	386,497	409,266

(i)        The balance as at June 30, 2017 is presented net of R$ 314,397 (R$ 286,209 as at December 31, 2016) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	June 30, 2017	December 31, 2016

At the beginning of the year	801,275	2,128,217
Tax loss carryforwards	213,384	217,246
Temporary differences from provisions	26,993	(51,464)
Provision for tax on investments in foreign-domiciled subsidiaries	(151,270)	(76,021)
Derivative financial instruments taxed on a cash basis	(10,795)	(287,767)
Amortization of goodwill	(45,457)	(91,188)
Reforestation costs	(40,323)	(102,409)
Exchange losses (net) taxed on a cash basis	14,423	(984,591)
Fair value of biological assets	86,387	103,602
Actuarial losses on medical assistance plan (SEPACO)(*)	250	13,405
Transaction costs and capitalized financing costs	(34,450)	(74,994)
Other	(816)	7,239

At the end of the year	859,601	801,275

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	June 30, 2017	June 30, 2016

Income before tax	58,208	3,117,681
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(19,791)	(1,060,012)

Reconciliation to effective expense

Equity in results of joint-venture	17	(268)
Credit from Reintegra Program	18,219	839
Benefits to directors	(4,449)	(8,121)
Foreign exchange effects on foreign subsidiaries (i)	25,498	(316,793)
Other, mainly non-deductible provisions	(7,789)	(9,858)

Income tax and Social Contribution benefit (expense) for the year	11,705	(1,394,213)

Effective rate - %	(20.1)	44.7

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, Votorantim Group’s entities and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the six-month period ended June 30, 2017, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2016.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(i)            Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2017	December 31, 2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services		(392)
Votorantim S.A.	Land leases	(196)
BNDES	Financing	(2,605,906)	(2,458,333)

		(2,606,102)	(2,458,725)

Transactions with Votorantim Group’ entities
Votorantim S.A.	Financing	9,925	9,777
Votener - Votorantim Comercializadora e Energia	Energy supplier	5,574
Banco Votorantim S.A.	Investments	65,354	186,720
Votorantim Cimentos S.A.	Input supplier	(1)	(4)
Votorantim Energia Ltda.	Energy supplier	(23)
Votorantim Siderurgia S.A.	Standing wood supplier	(2,510)	(2,140)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Pedreira Pedra Negra	Input supplier		(11)
Votorantim Metais Ltda.	Chemical products supplier	(327)	(885)
Companhia Brasileira de Alumínio (CBA)	Land leases	(46)	(1,122)

		77,936	192,325

Net		(2,528,166)	(2,266,400)

Presented in the following lines
In assets
Marketable securities (Note 8)		65,354	186,720
Related parties - non-current		9,925	9,777
Other assets - current		5,574
In liabilities
Loans and financing (Note 19)		(2,605,906)	(2,458,333)
Suppliers		(3,113)	(4,564)

		(2,528,166)	(2,266,400)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the period

	Nature	June 30, 2017	June 30, 2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(4,888)	(5,497)
Votorantim S.A.	Land leases	(3,475)
BNDES	Financing	(120,351)	45,998

		(128,714)	40,501

Transactions with Votorantim Group’s entities
Votorantim S.A.	Financing	148	(2,085)
Votener - Votorantim Comercializadora de Energia	Energy supplier	13,349	(8,004)
Banco Votorantim S.A.	Investments	5,916	951
Banco Votorantim S.A.	Financial instruments	(42)	4,530
Banco Votorantim S.A.	Rendering of services		(1,183)
Votorantim CTVM Ltda.	Rendering of services	(168)	(84)
Votorantim Cimentos S.A.	Energy supplier	6,134	4,434
Votorantim Cimentos S.A.	Input supplier	(104)	(56)
Votorantim Cimentos S.A.	Land leases	(1,872)
Votorantim Energia Ltda.	Energy supplier	(23)
Votorantim Siderurgia S.A.	Standing wood supplier	(14,947)	(8,525)
Sitrel Siderurgia Três Lagoas	Energy supplier	3,291	3,462
Sitrel Siderurgia Três Lagoas	Land leases	(57)
Pedreira Pedra Negra	Input supplier		(74)
Votorantim Metais Ltda.	Chemical products supplier	(2,312)	(5,917)
Companhia Brasileira de Alumínio - CBA	Land leases	(278)	(256)

		9,035	(12,807)

(b)                                Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	June 30, 2017	June 30, 2016

Benefits to officers and directors (i)	4,316	6,109
Benefit program - Stock Options plans	1,051	(9,024)

	5,367	(2,915)

(i)        Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation programs. In the six-month period ended June 30, 2017, were reverted the amount of R$7,770 related to the profit sharing program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 494 for the six-month period

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

ended June 30, 2017 (R$ 504 for the three-month period ended June 30, 2016).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	June 30, 2017	December 31, 2016

Current liability
Payroll, profit sharing and related charges	4,085	17,427

Non-current liability
Other payables	3,374	3,010

Shareholders’ equity
Capital reserve	6,410	5,359

	13,869	25,796

15                                 Investments

	June 30, 2017	December 31, 2016

Investment in joint-venture - equity method	3,317	3,267
Other investments - at fair value (i)	129,691	127,121

	133,008	130,388

(i)        Fair value change in our interest in Ensyn and CelluForce was not significant in the six-month period ended June 30, 2017. The increase in the balance refers to the foreign currency effect on these investments.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 21.

Additionally, the Company does not have any significant restriction or commitments with regards to its joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

16                                 Biological assets

	June 30, 2017	December 31, 2016

At the beginning of the period	4,351,641	4,114,998

Additions	782,866	1,538,029
Harvests in the year (depletion)	(669,446)	(1,086,973)
Change in fair value - step up	(223,201)	(212,248)
Disposals / reversal (provision) for disposals	356	(2,165)

At the end of the period	4,242,216	4,351,641

In accordance with our accounting policies, in the six-month period ended June 30, 2017 we performed a valuation of the biological assets at their fair value. In the following table we present the main inputs used to estimate the fair value of biological assets:

	June 30, 2017	December 31, 2016

Planted area (hectare)(*)	474,595	469,100
Average annual growth (IMA) - m3/hectare	38.5	38.5
Remuneration of own contributory assets - %	5.9	5.9
Discount rate - %	7.18	7.18

(*) It includes 166,318 hectares of forests under two years as at June 30, 2017 (143,336 as at December 31, 2016).

The changes in the fair value of the biological assets in the six-month period ended June 30, 2017 and in the year ended December 31, 2016 eare presented as follows:

	June 30, 2017	December 31, 2016

Physical changes	(129,827)	(246,009)
Prices	(93,374)	33,761

	(223,201)	(212,248)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other (ii)	Total

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (iii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		48	4,270	1,582,644	135	1,587,097
Disposals	(9,328)	(7,386)	(15,188)		(45)	(31,947)
Depreciation		(57,934)	(334,206)		(14,959)	(407,099)
Transfers and others (iii)	2,400	43,758	209,415	(151,072)	9,246	113,747

At June 30, 2017	1,634,108	1,247,248	5,471,196	5,896,643	119,795	14,368,990

(i)        Includes the amount of R$ 5,558,027 regarding the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

18     Intangible assets

	June 30, 2017	December 31, 2016

At the beginning of the period	4,575,694	4,505,634
Additions	17,634	118,706
Amortization	(34,286)	(67,499)
Disposals		(293)
Transfers and others (*)	8,067	19,146

At the end of the period	4,567,109	4,575,694

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	37,710	35,308
Concession right — Macuco Terminal	115,047	115,047
Acquired from business combination
Databases	68,400	91,200
Relationships with suppliers - chemical products	77,344	82,500
Intangible assets in progress	23,809	6,483
Other	14,349	14,706

	4,567,109	4,575,694

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

19  Loans and financing

(a) Breakdown of the balance by type of loan

		Average annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016

In foreign currency
BNDES - currency basket	UMBNDES	6.6	88,484	82,620	454,987	485,154	543,471	567,774
Bonds	Fixed	5.5	71,055	13,187	4,545,447	2,245,762	4,616,502	2,258,949
Finnvera	Libor	3.1	80,432	228	1,122,234	1,077,494	1,202,666	1,077,722
Export credits (prepayment)	Libor	3.1	716,966	419,362	4,273,226	4,713,781	4,990,192	5,133,143
Others (revolving costs)		0.6	686				686

			957,623	515,397	10,395,894	8,522,191	11,353,517	9,037,588

In Reais
BNDES	TJLP	9.5	167,406	181,379	1,472,517	1,353,227	1,639,923	1,534,606
BNDES	Fixed	5.8	34,345	34,290	63,614	80,680	97,959	114,970
BNDES	Selic	6.9	3,801	1,824	320,752	239,159	324,553	240,983
FINAME	TJLP/Fixed	2.5	1,171	2,062		167	1,171	2,229
BNB	Fixed	11.0			114,593	108,768	114,593	108,768
CRA	CDI/IPCA	9.3	85,664	75,887	3,914,459	3,908,957	4,000,123	3,984,844
NCE	CDI	9.3	322,623	315,476	377,991	370,408	700,614	685,884
FCO, FDCO and FINEP	Fixed	8.0	6,315	11,972	548,615	430,667	554,930	442,639
Others (revolving costs)		0.5	711				711

			622,036	622,890	6,812,541	6,492,033	7,434,577	7,114,923

			1,579,659	1,138,287	17,208,435	15,014,224	18,788,094	16,152,511

Interest			305,365	218,585	129,703	91,935	435,068	310,520
Long-term borrowing			1,274,294	919,702	17,078,732	14,922,289	18,353,026	15,841,991

			1,579,659	1,138,287	17,208,435	15,014,224	18,788,094	16,152,511

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES - currency basket	32,798	55,609	154,506	164,421	40,799	6,854					454,987
Bonds - US$			317,165				1,964,376			2,263,906	4,545,447
Finnvera	74,816	149,631	149,631	149,631	149,631	149,631	149,631	149,632			1,122,234
Export credits (prepayment)	664,046	2,497,425	367,751	744,004							4,273,226

	771,660	2,702,665	989,053	1,058,056	190,430	156,485	2,114,007	149,632		2,263,906	10,395,894

In Reais
BNDES - TJLP	75,791	213,910	288,427	303,567	178,832	138,537	120,532	107,945	44,976		1,472,517
BNDES - Fixed rate	16,131	27,093	15,200	4,791	399						63,614
BNDES - Selic	5,884	41,761	41,761	40,582	38,608	51,674	50,319	35,411	14,752		320,752
BNB						114,593					114,593
CRA			1,203,276	663,314	755,571	1,292,298					3,914,459
NCE	291,541	43,225	43,225								377,991
FCO, FDCO and FINEP	330	86,805	57,685	57,685	57,685	57,685	57,685	57,685	57,685	57,685	548,615

	389,677	412,794	1,649,574	1,069,939	1,031,095	1,654,787	228,536	201,041	117,413	57,685	6,812,541

	1,161,337	3,115,459	2,638,627	2,127,995	1,221,525	1,811,272	2,342,543	350,673	117,413	2,321,591	17,208,435

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	June 30, 2017	December 31, 2016

Real	7,110,024	6,873,940
U.S. Dollar	10,810,046	8,469,814
Selic	324,553	240,983
Currency basket	543,471	567,774

	18,788,094	16,152,511

(d)                                Roll forward

	June 30, 2017	December 31, 2016

At the beginning of period	16,152,511	12,743,832
Borrowings	2,706,785	7,904,486
Interest expense	559,995	717,329
Foreign exchange losses (gains)	221,910	(1,716,123)
Repayments - principal amount	(366,026)	(2,746,808)
Interest paid	(441,936)	(606,282)
Additional transaction costs	(67,108)	(162,949)
Other (*)	21,963	19,026

At the end of the period	18,788,094	16,152,511

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations contracted in the period

Green Bond Fibria 2027

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000). The funds were received on January 17, 2017 and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Middle West Development Fund (FDCO)

In January 2017, was released the amount of R$ 98,504 from the total of R$ 831,478 contracted with Banco do Brasil, through its subsidiary Fibria-MS, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 might be released until the end of 2017.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

BNDES

During the first semester of 2017, was released the amount of R$ 236,348 from the total credit limit contracted of R$ 2,347,524 from BNDES, through its subsidiary Fibria-MS, maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs of the Horizonte 2 Project.

Finnvera (Finnish Development Agency)

During the first semester of 2017, was released the amount of US$ 34 million (equivalent then R$ 113,932) from the contract signed in May 2016, through its subsidiary Fibria-MS, regarding the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project), maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a. The remaining balance not released of U.S. Dollar equivalent to € 30.986 thousand, will be released according to the payments for the suppliers of the project.

(f)                                  Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2016)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of coverage the outstanding amounts.

The company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness Net Debt to Adjusted EBITDA ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the Indebtedness Net Debt to Adjusted EBITDA ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness Net Debt to Adjusted EBITDA ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation.

The Company is in full compliance with the covenants established in the financial contracts at June 30, 2017.

The loan and financing agreements with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

•             Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

20                                 Trade payables

	June 30, 2017	December 31, 2016

Local currency
Related parties	3,113	5,416
Third parties	1,098,234	844,914
Foreign currency
Third parties (i)	1,370,010	1,016,501

	2,471,357	1,866,831

(i)        We have a long-term take or pay supply agreement of hardwood pulp with Klabin S.A. in different conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement.

As at June 30, 2017, the amount of R$ 1,143,308 (R$ 740,196 as at December 31, 2016) refers to pulp purchases of the contract abovementioned.

21                                 Provision for contingencies

	June 30, 2017			December 31, 2016
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	111,369	116,490	5,121	107,300	112,616	5,316
Labor	73,431	236,456	163,025	67,343	230,155	162,812
Civil	3,075	48,687	45,612	21,222	42,986	21,764

	187,875	401,633	213,758	195,865	385,757	189,892

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	June 30, 2017	December 31, 2016

At the beginning of the period	385,757	345,669
Settlement	(6,664)	(19,027)
Reversal	(6,675)	(14,645)
New litigation	5,665	22,263
Accrual of financial charges	23,550	51,497

At the end of the period	401,633	385,757

There were no significant changes in the ongoing claims in the six-month period ended June 30, 2017.

22                                 Repurchase and sales shares programs

In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018 to be carried out in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), at market price. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of Brazilian Corporations Law and the provisions of CVM Instruction nº 567/15.

On June 29, 2017, the Company’s Board of Directors approved the closing of the repurchase shares program and the beginning of the sales program. During the repurchase shares program, the Company repurchased 548,090 shares for the total amount of R$ 17,045 that are recorded under “Treasury shares” in the Balance Sheet. The sales share program approved is to make shares available to be purchased by the beneficiaries of the Company’s Stock Options Plans, in case they wish to exercise their option. Under the sales shares program, 892,132 nominative common shares, book-entry with no par value, shall be sold.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

23                                 Revenue

(a)                                Reconciliation

	June 30, 2017	June 30, 2016

Gross amount	6,192,369	6,136,923
Sales taxes	(113,009)	(119,106)
Discounts and returns (*)	(1,230,485)	(1,236,653)

Net revenues	4,848,875	4,781,164

(*)  Related mainly to trade discounts.

(b)                                Information about markets

	June 30, 2017	June 30, 2016

Revenue
Domestic market	433,535	486,002
Export market	4,368,755	4,251,157
Services	46,585	44,005

	4,848,875	4,781,164

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

24                                 Financial results

	June 30, 2017	June 30, 2016

Financial expenses
Interest on loans and financing (i)	(454,759)	(251,970)
Loans commissions	(24,886)	(9,091)
Others	(68,670)	(62,285)

	(548,315)	(323,346)

Financial income
Financial investment earnings	186,458	58,611
Others (ii)	44,365	42,373

	230,823	100,984

Gains (losses) on derivative financial instruments
Gains	385,904	982,229
Losses	(279,123)	(267,403)

	106,781	714,826

Foreign exchange losses and monetary adjustment, net
Loans and financing	(221,910)	1,838,546
Other assets and liabilities (iii)	(25,140)	(314,152)

	(247,050)	1,524,394

Net	(457,761)	2,016,858

(i)            Does not include the amount of R$ 105,236 as at June 30, 2017 (R$ 45,947 as at June 30, 2016), related to capitalized financing costs.

(ii)         Includes interest accrual of the tax credits.

(iii)      Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

25                                 Expenses by nature

	June 30, 2017	June 30, 2016

Cost of sales
Depreciation, depletion and amortization	(968,030)	(906,447)
Freight	(468,474)	(417,033)
Labor expenses	(274,457)	(254,973)
Variable costs (raw materials, miscellaneous materials and inventories for resale)	(2,069,779)	(1,588,618)

	(3,780,740)	(3,167,071)

Selling expenses
Labor expenses	(14,644)	(16,721)
Selling expenses (i)	(207,964)	(194,414)
Operational leasing	(1,671)	(1,143)
Depreciation and amortization charges	(4,853)	(5,196)
Other expenses	(7,755)	(13,505)

	(236,887)	(230,979)

General and administrative
Labor expenses	(51,727)	(51,054)
Third-party services	(44,961)	(52,061)
Depreciation and amortization	(7,192)	(6,856)
Taxes and contributions	(3,263)	(3,368)
Operating leases and insurance	(5,177)	(3,025)
Other expenses	(14,332)	(16,858)

	(126,652)	(133,222)

Other operating (expenses) income
Reversal / (provision) for programs of variable compensation, net	(10,467)	(18,936)
Loss on disposal of property, plant and equipment and biological assets, net	(13,948)	(11,881)
Gain on sale of investment - Losango Project (Note 1(b))	61,648
Tax credits	2,229	2,822
Provision of contingencies	(3,128)	(11,673)
Changes in fair value of biological assets	(223,201)	(108,014)
Others	(1,810)	(598)

	(188,677)	(148,280)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

26                                 Earnings per share

(a)                                Basic

	June 30, 2017	June 30, 2016

Numerator
Net income attributable to the shareholders of the Company	64,653	1,718,466

Denominator
Weighted average number of common shares outstanding	553,373,556	553,590,604

Basic earnings per share - in Reais	0.12	3.10

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the six-month period ended June 30, 2017 and 2016, without considering treasury shares, for total of 892,132 shares in the six-month period ended June 30, 2017 (344,042 shares for the three-month period ended June 30, 2016). In the six-month period ended June 30, 2017 and 2016 there were no changes in the number of shares of Company.

(b)                                Diluted

	June 30, 2017	June 30, 2016

Numerator
Net income attributable to the shareholders of the Company	64,653	1,718,466

Denominator
Weighted average number of common shares outstanding	553,373,556	553,590,604
Dilution effect
Stock options	892,132	894,976
Weighted average number of common shares outstanding adjusted according to dilution effect	554,265,688	554,485,580

Diluted earnings per share (in Reais)	0.12	3.10

27                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the June 30, 2017 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2016.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at June 30, 2017

In thousands of Reais, unless otherwise indicated

28                                 Subsequent events

On July 6, 2017, the Company celebrated subscription agreement whereby acquires a minority interest equivalent to 18% of the total capital of Spinnova Oy (“Spinnova”), a private company organized in Finland, by the total amount of EUR 5 million (equivalent then to R$ 18,633). Pursuant to a shareholders’ agreement executed, the Company shall have the right to nominate a member of the Board of Directors of Spinnova.

Spinnova is a Finnish start-up focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies use wood fibers for the production of fibrous yarns and staple fibers that can replace cotton, viscose and/or other consumption materials in textiles and non-woven applications.

At the same date, the Company celebrated a Joint Development Agreement to develop a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production. The Parties provide the establishment of a joint arrangement for the production and trading of the product, if the product reaches the commercial stage.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO